Kingscrowd, LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period from December 14, 2017 (inception) to December 31, 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Limited Liability Company

To Management and Members of
Kingscrowd, LLC
Boston, MA

We have reviewed the accompanying financial statements of Kingscrowd, LLC (a Delaware limited liability company) ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in members' equity, and cash flows for the period of December 14, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced operations and its viability is dependent upon its ability to meet future financing requirements, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans are also referenced in Note 2. The financial statements and related notes do not include any adjustment that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 29, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Kingscrowd, LLC
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

	December 31, 2017
Current assets	
Cash	$ -
Total assets	$ -

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued liabilities	-
Total liabilities	-
Commitments and contingencies	-
Members' equity (2,000,000 units authorized for issuance, 1,600,000 outstanding as of December 31, 2017)	-
Total liabilities and members' equity	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Kingscrowd, LLC
Statement of Operations and Changes in Members' Equity
For the Period from December 14, 2017 (inception) through December 31, 2017
(unaudited)

	December 14, 2017 (inception) to December 31, 2017
Revenue	
Sales	$ -
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Net loss	$ -
Changes in members' equity	
Beginning members' equity	-
Capital contributions	-
Distributions to members	-
Net loss	-
Ending members' equity	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Kingscrowd, LLC

Statement of Cash Flows

For the Period from December 14, 2017 (inception) through December 31, 2017

(unaudited)

	December 14, 2017 (inception) to December 31, 2017
Cash flows from operating activities	
Net loss	$ -
Change in assets and liabilities	
Accounts payable and accrued expenses	-
Net cash used by operating activities	-
Cash flows from financing activities	
Net proceeds from member advances	-
Net cash provided by financing activities	-
Net decrease in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business
Kingscrowd, LLC ("the Company") is a limited liability company organized December 14, 2017 under the laws of the State of Delaware, and headquartered in Boston, Massachusetts. The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on portals like Netcapital by providing the infrastructure for startup business investment decision making based on four key components:

- Education – Providing expert editorial content in addition to "how-to" guides and tools
- Analytics – Offering standardized deal ratings and synthesized data analytics
- Research – Combining in-house market research with crowd-sourced research
- Recommendations – Providing "Top Deal" picks and access to expert network due diligence.

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
As of December 31, 2017, the Company had not commenced full-scale operations. The Company's activities have primarily consisted of business development, planning, and efforts to raise capital. Once the Company commences its planned operations, it will likely incur significant additional expenses and cash outflows. The Company is dependent on its ability to raise sufficient capital and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its business plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors outside of the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

In general, the revenue will be recognized at the time of sale for its services, net of any applicable discounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period of December 14, 2017 (inception) to December 31, 2017, the Company had not incurred any advertising costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value as of the reporting date.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items that would be considered cash equivalents.

Income Taxes

The Company is a limited liability company and has elected to be taxed as a partnership under the Internal Revenue Code. As a result, the Company's taxable income or loss will be allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and all of its tax years since inception are subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

There have been a number of issued Accounting Standards Updates to amend or clarify existing authoritative guidance and generally accepted accounting principles, including those that either (a) provide supplemental clarification on previously-issued standards, (b) are technical corrections, (c) are not applicable to the Company or (d) are not expected to have a significant impact on the Company's financial statements at this point in time. As the Company increases its operations and financial reporting capabilities, it will continually evaluate future standards for impact and applicability and provide disclosure of any impact, as necessary.

NOTE 2 – ASSESSMENT OF THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company was recently-formed and has not commenced its principal operations. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital through a Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its expected operations. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the planned development, which would have an adverse impact on the Company's future business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBER'S EQUITY

At inception, the Company had a single class of Common Units authorized, of which 1,000 were granted to its founding members, and each unit has voting rights and profit interests in the Company. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total authorized and granted units from 1,000 to 2,000,000. All unit references reflected in these financial statements are indicative of post-split figures, except as otherwise noted. As of December 31, 2017, the Company has authorized the issuance of 2,000,000 units to five members, 400,000 of which were issued to the Company's CEO and are subject to a ratable, four-year vesting schedule beginning March 31, 2018. Any unvested units upon the termination of the CEO's employment with the Company will be forfeited. Only the vested units are considered issued and outstanding as of December 31, 2017. These units have been issued to the founding members and have been attributed zero value in these financial statements.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated events through August 29, 2018, the date these financial statements were available to be issued, and has identified the following events for disclosure in these financial statements:

- The Company granted 222,222 units to its Chief Operating Officer, subject to ratable vesting over four years beginning on June 30, 2018. Any unvested units upon the termination of the COO's employment with the Company will be forfeited.
- During 2018, the Company entered into a four-year consulting and advisory board member agreement with a new member in exchange for advisory services and attendance at weekly advisory meetings. In exchange for these services, the Company will grant 17,904 units, paid in 48 equal installments, beginning on July 31, 2018.
- During 2018, the Company completed a crowdfunding campaign in which it sold a total of 95,535 units for aggregate proceeds of $106,999.